EXHIBIT 4(e)

FORM OF POLICY RIDER

(ADDITIONAL DEATH DISTRIBUTION+)

Home Office:
4333 Edgewood Road N.E.
Cedar Rapids, Iowa 52499
(319)355-8511
A Stock Company (Hereafter called the Company, we, our or us)

ADDITIONAL DEATH BENEFIT RIDER

We issued this rider as a part of the policy to which it is attached. All provisions of the policy that do not conflict with this apply to this rider. In the event of any conflict between the provisions of this rider and the provisions of the policy, the of this rider shall prevail over the provisions of the policy.

This rider will pay an Additional Death Benefit amount as described below. This Additional Death Benefit, if any, will be whenever death proceeds are payable on the base policy to which this rider is attached.

This rider can only be terminated when the policy to which this rider is attached terminates, including when the Policy becomes zero, is annuitized, or an Additional Death Benefit is paid or added to the policy under spousal continuation under terms of this rider. You may also cancel this benefit at any time by notifying us at our service center. However, if the rider terminated it can not be re-elected within a year after it was last terminated. Once re-elected, a new rider will be issued and Additional Death Benefit amount will be re-determined.

Rider Data Specifications

Policy Number:	12345
Rider Date:	05/01/2013
Rider Benefit Percentage:	30%
Rider Fee Percentage:*	0.55%

*The Rider Fee applies for the life of the rider.

DEFINITIONS

Rider Anniversary

The anniversary of the Rider Date for each year the rider remains in force.

Rider Benefit Base

This amount is equal to the Policy Value minus premiums paid after the Rider Date.

Rider Date

The date that this rider is added to the policy.

Rider Fee

The Rider Fee amount is equal to the Rider Fee Percentage above multiplied by the Policy Value on the date the fee is deducted. A Rider Fee is deducted annually on each Rider Anniversary prior to annuitization. We will also deduct this fee upon full Surrender of the policy or termination of the rider. However, once terminated the Rider Fee will also terminate. The Rider Fee is deducted pro rata from each Investment Option. The Rider Fee is deducted even during periods when the Additional Death Benefit rider would not pay any benefit.

ADDITIONAL DEATH BENEFIT AMOUNT

If death proceeds are payable under the terms of the base policy to which this rider is attached, this rider will pay an Additional Death Benefit. If death occurs prior to the fifth Rider Anniversary, the rider will pay an Additional Death Benefit equal to the sum of all Rider Fees paid since the Rider Date. If death occurs on or after the fifth Rider Anniversary, the rider will pay an Additional Death Benefit equal to the Rider Benefit Percentage multiplied by the Rider Benefit Base on the date used to calculate the death proceeds. This amount cannot be withdrawn as a lump sum.

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SPOUSAL CONTINUATION

If a death occurs and the base policy gives the surviving spouse the right to continue the policy, the surviving spouse has two options:

1.)	Receive the death benefit attributable to this rider as well as the death benefit attributable to the base policy, at which time both rider and base policy would terminate, or

2.)	Continue the policy and receive a one-time Policy Value increase equal to the amount of the Additional Death Benefit paid by this rider. At this time the rider would terminate.

If the policy is continued, the spouse would have the option of immediately re-electing the rider if they meet issue requirements at the time the rider is re-elected.

REPORTS TO OWNER

The amount of the Additional Death Benefit will be included in a report sent to You at least once each year until the Annuity Commencement Date as described in Section 3, Reports to Owner provision, in the policy.

Additional Death Benefit Example:

The Additional Death Benefit rider is added to a new policy opened with $100,000 initial premium. The Rider Benefit Percentage is 30% and the Rider Fee Percentage is 0.55%. On the first and second Rider Anniversaries, the Policy Value is $110,000 and $95,000 respectively when the Rider Fees are deducted. The client adds $25,000 premium in the third Rider Year. After five years, the Policy Value has grown to $130,000 and death proceeds have grown to $150,000.

Additional Death Benefit Example Calculations:
Death proceeds on Rider Date (= initial Policy Value)	$100,000
Additional Death Benefit during 1st rider year	$0
Rider Fee on first Rider Anniversary (= Rider Fee Percentage * Policy Value = 0.55% * $110,000)	$605
Additional Death Benefit during 2nd rider year (= sum of total Rider Fees paid)	$605
Rider Fee on second Rider Anniversary (= Rider Fee Percentage * Policy Value = 0.55% * $95,000)	$522.50
Additional Death Benefit during 3rd rider year (= sum of total Rider Fees paid = $605 + $522.40)	$1,127.50
Rider Fees will continue to be deducted each Rider Anniversary.
Rider Benefit Base after 5th rider year (= Policy Value - premiums = $130,000 - $25,000)	$105,000
Additional Death Benefit after 5th rider year = Rider Benefit Percentage * Rider Benefit Base = 30% * $105,000	$31,500
Total death proceeds (= base policy death proceeds + Additional Death Benefit amount = $150,000 + $31,500)	$181,500

Signed for us at our Home Office.

SECRETARY	PRESIDENT

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